Attachment 77(c)

Notice of Proxy Mailings
Sent During this Reporting Period

All Funds
In May 2002, Homestead Funds sent proxy materials to all shareholders of record as of April 1, 2002 seeking a vote in the election of the Funds' board of directors. The board subsequently decided to adjourn the meeting; therefore, proxies were not tabulated.

Stock Index Fund
In June 2002, Homestead Funds sent proxy materials to all Stock Index Fund shareholders of record as of May 20, 2002 requesting a vote in the election of the Equity 500 Index Portfolio's board of trustees and approval of a new investment advisory agreement between the Portfolio and Deutsche Asset Management,
Inc., the manager of the master fund. A special annual meeting of Stock Index Fund shareholders was scheduled for the purpose of tabulating and announcing the results of the proxy vote. This meeting was adjourned because the Fund did not obtain a quorum.

Shareholders of the Equity 500 Index Portfolio confirmed the election of the board of trustees and approved the new investment advisory agreement.